UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

American Virtual Cloud Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

030382105

(CUSIP Number)

Patrick Macken

Executive Vice President and Chief Legal Officer

c/o Ribbon Communications Inc.

6500 Chase Oaks Boulevard, Suite 100

Plano, Texas 75023

(978) 614-8100

(Name, Address and Telephone Number Person
Authorized to Receive Notices and Communications)

September 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58406B103	13D	Page 1 of 7 pages

1	Names of Reporting Persons Ribbon Communications Inc.
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 18,078,221
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,078,221
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,078,221
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 28.3% (See Item 4)
14	Type of Reporting Person CO

CUSIP No. 58406B103	13D	Page 2 of 7 pages

Item 1.	Security and Issuer.

This statement (“Amendment No. 1”) amends and restates the statement on Schedule 13D filed by Ribbon Communications Inc., a Delaware corporation (the “Reporting Person”), with the Securities and Exchange Commission on December 11, 2020 and relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of American Virtual Cloud Technologies, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 1720 Peachtree Street, Suite 629, Atlanta, GA 30309.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the Reporting Person.

The directors of the Reporting Person are Shaul Shani, Mariano S. de Beer, R. Stewart Ewing, Jr., Bruns H. Grayson, Beatriz V. Infante, Krish A. Prabhu, Rick W. Smith, Tanya Tamone and Bruce W. McClelland (collectively, the “Directors”). No person or entity has the right to appoint a majority of the Reporting Person’s directors.

The executive officers of the Reporting Person are Bruce W. McClelland, Sam Bucci, Steven Bruny, Miguel Lopez, Patrick Macken, Steve McCaffrey, and Anthony Scarfo (collectively, the “Officers” and together with the Directors, the “Related Persons”).

Each of the Related Persons is a citizen of the United States except for: Shaul Shani, who is a citizen of Cyprus and Israel; Mariano S. de Beer, who is citizen of Germany; Tanya Tamone, who is a citizen of Switzerland; Sam Bucci, who is a citizen of Canada; and Steve McCaffrey, who is a citizen of the United Kingdom.

The business address of the Reporting Person and each of the Related Persons is c/o Ribbon Communications Inc., 6500 Chase Oaks Boulevard, Suite 100, Plano, Texas 75023. The Reporting Person is principally engaged in the business of delivering global communications software and network solutions. The present principal occupation of each of the Related Persons is as follows:

•	Shaul Shani is the chairman of Swarth Group;

•	Mariano S. de Beer is a former executive;

•	R. Stewart Ewing, Jr. is the Chief Financial Officer of InterMountain Management;

•	Bruns H. Grayson is a managing partner at ABS Ventures;

•	Beatriz V. Infante is the Chief Executive Officer of BusinessExcelleration LLC;

•	Krish A. Prabhu is an independent technology start-up consultant and advisor;

•	Rick W. Smith is head of Private Investments at JPMorgan Chase & Co.;

•	Tanya Tamone is the Chief Executive Officer of Sogerco S.A.;

•	Bruce W. McClelland is Chief Executive Officer and President of the Reporting Person;

•	Sam Bucci is Executive Vice President and General Manager, IP Optical Networks Business Unit of the Reporting Person;

•	Steven Bruny is Executive Vice President, Sales—Americas Region of the Reporting Person;

•	Steve McCaffrey is Executive Vice President, Sales – EMEA and APAC Regions of the Reporting Person;

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•	Miguel Lopez is Executive Vice President and Chief Financial Officer of the Reporting Person;

•	Patrick Macken is Executive Vice President, Chief Legal Officer and Corporate Secretary of the Reporting Person; and

•	Anthony Scarfo is Executive Vice President and General Manager, Cloud and Edge Business Unit of the Reporting Person.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Persons, any Related Person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 1, 2020 (the “Closing Date”), the Issuer acquired all of the assets of a cloud-based enterprise services business, including the outstanding interests of Kandy Communications LLC (the “Transaction”), pursuant to a purchase agreement entered into with the Reporting Person, Ribbon Communications Operating Company, Inc. and Ribbon Communications International Limited, dated December 1, 2020 (as amended and restated, the “Purchase Agreement”).

The Issuer agreed to pay the Reporting Person an aggregate purchase price of $45.0 million, subject to certain adjustments, in the form of 43,778 units of the Issuer’s securities (the “Units”), with each Unit consisting of (i) $1,000 in principal amount of the Issuer’s Series A-1 convertible debentures (the “Debentures”) and (ii) one warrant to purchase 100 shares of Common Stock (the “Warrants”). Each Debenture was convertible into the number of shares of Common Stock calculated by dividing the principal amount, together with all accrued and unpaid interest, by the applicable conversion price (which was initially $3.45 but subject to customary adjustments). Upon the conversion of the Debentures and exercise of the Warrants issued to the Reporting Person, the Reporting Person was originally entitled to a total of 17,067,075 shares of Common Stock (collectively, the “Conversion Shares”).

The Debentures were subject to mandatory conversion if the Issuer’s stock price was at or above $6.00 per share for 40 trading days in any 60 consecutive trading day period, subject to the satisfaction of certain other conditions. As of February 19, 2021, the Issuer’s stock price had traded above $6.00 for 40 days within a 60 consecutive trading day period, and accordingly, upon the completion of customary regulatory filings by the Issuer, the Debentures were converted into 13,700,421 shares (accounting for accrued paid-in-kind interest on the principal amount of the Debentures) of the Issuer’s common stock on September 8, 2021 for no consideration.

Item 4.	Purpose of Transaction.

Purchase Agreement

On August 5, 2020, the Reporting Person, Ribbon Communications Operating Company, Inc. and Ribbon Communications International Limited entered into the Purchase Agreement with the Issuer, pursuant to which the Issuer agreed to the Transaction. On the Closing Date, the parties amended and restated the Purchase Agreement to reflect the revised consideration payable to the Reporting Person in connection with the Transaction, the Issuer’s obligation to continue its offering of Units (the “PIPE Equity Offering”) after the Closing Date and the Issuer’s obligation after the Closing Date to seek stockholder approval of the issuance of the Conversion Shares.

Pursuant to the terms of the Debentures and the Warrants, the Conversion Shares, together with shares issued pursuant to Units sold to other investors on the Closing Date, could not have exceeded 19.9% of either (i) the total number of shares of Common Stock outstanding on the Closing Date or (ii) the total voting power of the Issuer’s securities outstanding at the Closing Date that were entitled to vote on a matter being voted on by holders of the Common Stock, unless and until the Issuer had obtained the requisite stockholder approval to permit the issuance of the Conversion Shares.

CUSIP No. 58406B103	13D	Page 4 of 7 pages

On April 15, 2021, at a special meeting of the Issuer’s stockholders, the Issuer obtained the requisite approval to permit the issuance of the Conversion Shares.

The Debentures were subject to mandatory conversion if the Issuer’s stock price was at or above $6.00 per share for 40 trading days in any 60 consecutive trading day period, subject to the satisfaction of certain other conditions. As of February 19, 2021, the Issuer’s stock price had traded above $6.00 for 40 days within a 60 consecutive trading day period, and accordingly, upon the completion of customary regulatory filings by the Issuer, the Debentures were converted into 13,700,421 shares (accounting for accrued paid-in-kind interest on the principal amount of the Debentures) of the Issuer’s common stock on September 8, 2021 for no consideration.

Upon exercise of the Warrants issued to the Reporting Person, the Reporting Person is entitled to a total of 4,377,800 shares of Common Stock.

Investor Rights Agreement

In connection with the consummation of the Transaction, the Reporting Person entered into an investor rights agreement with Pensare Sponsor Group, LLC and Stratos Management Systems Holdings, LLC (each, a “Significant Stockholder”) and the Issuer (the “Investor Rights Agreement”), pursuant to which the Reporting Person received customary registration rights with respect to the Conversion Shares. In addition, so long as the Reporting Person holds at least 25% of the total number of Conversion Shares (the “Minimum Shares”), the Reporting Person will have the right to nominate one director to the Issuer’s board of directors. If the Reporting Person holds the Minimum Shares and does not exercise its right to nominate one director, the Reporting Person will have the right to designate a board observer. The Investor Rights Agreement also provides that each Significant Stockholder has agreed with the Issuer to support the Issuer’s obligation to nominate the Reporting Person’s director nominee and to vote all of their respective voting securities in favor of the election of the Reporting Person’s director nominee.

Voting Agreements

On August 5, 2020, the Reporting Person entered into voting agreements with each of the Significant Stockholders (the “Voting Agreements”). On the Closing Date, the parties amended and restated the Voting Agreements to reflect, among other things, that each Significant Stockholder has agreed, with respect to all of the voting securities of the Issuer that such Significant Stockholder beneficially owns as of the date thereof or thereafter, to vote in favor of the issuance of the Conversion Shares to the Reporting Person. The Voting Agreements terminated upon the Issuer obtaining the requisite stockholder approval to issue the Conversion Shares.

The foregoing descriptions of the Purchase Agreement, the Investor Rights Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Amendment No. 1 and is incorporated herein by reference.

General

The Reporting Person initially acquired the securities described in this Amendment No. 1 in connection with the closing of the Transaction and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 58406B103	13D	Page 5 of 7 pages

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 18,078,221

•	Percent of Class: 28.3%

•	Number of shares the Reporting Person has:

○	Sole power to vote or direct the vote: 18,078,221

○	Shared power to vote: 0

○	Sole power to dispose or direct the disposition of: 18,078,221

○	Shared power to dispose or direct the disposition of: 0

The amount beneficially owned includes 4,377,800 shares of Common Stock issuable upon conversion of the Warrants.

The above percentage is based on 59,454,417 shares of Common Stock outstanding as of September 8, 2021 based on information provided by the Issuer.

(c)	Except as described in Item 3 and Item 4, during the past 60 days neither the Reporting Person nor any of the Related Persons has effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of Purchase Agreement, the Investor Rights Agreement and the Voting Agreements and is incorporated herein by reference. A copy of each of these agreement is attached as an exhibit to this Amendment No. 1, and is incorporated herein by reference.

Except as set forth herein, neither the Reporting Person nor any of the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 58406B103	13D	Page 6 of 7 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Amended and Restated Purchase Agreement, dated December 1, 2020, among Ribbon Communications Inc., Ribbon Communications Operating Company, Inc., Ribbon Communications International Limited and American Virtual Cloud Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K filed on December 7, 2020).
2	Amended and Restated Voting Agreement, dated December 1, 2020, by and among Ribbon Communications Inc., Ribbon Communications Operating Company, Inc., Ribbon Communications International Limited and Pensare Sponsor Group, LLC (incorporated by reference to Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K filed on December 7, 2020).
3	Amended and Restated Voting Agreement, dated December 1, 2020, by and among Ribbon Communications Inc., Ribbon Communications Operating Company, Inc., Ribbon Communications International Limited and Stratos Management Systems Holdings, LLC (incorporated by reference to Exhibit 10.2 to the Reporting Person’s Current Report on Form 8-K filed on December 7, 2020).
4	Investor Rights Agreement, dated December 1, 2020, by and among American Virtual Cloud Technologies, Inc., Ribbon Communications Inc., Pensare Sponsor Group, LLC and Stratos Management Systems Holdings, LLC (incorporated by reference to Exhibit 10.3 to the Reporting Person’s Current Report on Form 8-K filed on December 7, 2020).

CUSIP No. 58406B103	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2021

RIBBON COMMUNICATIONS INC.

By:	/s/ Patrick Macken
Name:	Patrick Macken
Title:	Executive Vice President Chief, Legal Officer, and Secretary